Exhibit 21.1

SUBSIDIARIES OF CARISMA THERAPEUTICS INC.

Legal Name	Jurisdiction of Incorporation
Azalea Merger Sub, Inc.	Delaware, U.S.
CTx Operations, Inc.	Delaware, U.S.
CARISMA Therapeutics S.à r.l.	Luxembourg